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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                ------------

                                SCHEDULE TO
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ------------

                         HOWMET INTERNATIONAL INC.
                     (Name of Subject Company (Issuer))

                           HMI ACQUISITION CORP.
                        A WHOLLY OWNED SUBSIDIARY OF
                                 ALCOA INC.
                    (Names of Filing Persons (Offerors))

                                ------------

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                ------------

                                 443208103
                   (Cusip Number of Class of Securities)

                                ------------

                         LAWRENCE R. PURTELL, ESQ.
                                 ALCOA INC.
                            201 ISABELLA STREET
                            PITTSBURGH, PA 15212
                         TELEPHONE: (412) 553-2576
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)

                                  COPY TO:
                          J. MICHAEL SCHELL, ESQ.
                          MARGARET L. WOLFF, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                             NEW YORK, NY 10036
                          TELEPHONE: 212-735-3000



[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            [X] third-party tender offer subject to Rule 14d-1.

            [_] issuer tender offer subject to Rule 13e-4.

            [_] going-private transaction subject to Rule 13e-3.

            [_] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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Editorial Contact:                 Joyce A. Saltzman
                                   412-553-4467

Investor Relations:                Edgar M Cheely
                                   412-553-2231

ALCOA TO COMMENCE $20 CASH TENDER OFFER FOR SHARES OF HOWMET INTERNATIONAL

            PITTSBURGH, Pa., April 13, 2000-- Alcoa Inc. said today it plans to commence a cash tender offer for all outstanding shares of Howmet International Inc. The offer is part of Alcoa's announced acquisition of Cordant Technologies, Inc., which owns 84.7% of Howmet. Alcoa's offer to Howmet shareholders is conditioned upon completion of Alcoa's pending tender offer for Cordant and the valid tender of a majority of the outstanding Howmet shares not owned by Cordant. The price being offered in the Howmet tender offer is $20.00 per share. If the Howmet tender offer conditions are satisfied and Alcoa purchases Howmet shares, it will complete the Howmet acquisition with a merger in which all remaining outstanding Howmet shares not owned by Cordant would also receive $20.00 per share.

      Separately, Alcoa said that Cordant and Alcoa submitted the required antitrust notification to the European Community on April 11, 2000. Alcoa's acquisition of Cordant cleared U.S. antitrust review with the expiration of the Hart-Scott-Rodino Act waiting period on April 5. No separate antitrust filing is required in either jurisdiction for the Howmet tender offer.

      Investors and security holders are strongly advised to read the tender offer statement regarding the tender offer referred to in this press release, when it becomes available because it will contain important information. The tender offer statement will be filed by Alcoa with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of the statement (when available) at www.sec.gov. The tender offer and related materials may be obtained for free by directing such requests to Alcoa Investor Relations.

                                    ###

Alcoa (NYSE: AA)

Howmet International (NYSE: HWM)

Cordant Technologies, Inc. (NYSE: CDD)